EXHIBIT 99.1

StoneCo Announces Board Changes

Board refreshment actions support StoneCo’s next stage of growth

Georgetown, Cayman Islands, March 24, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, today announced several Board-refreshment actions to support the next stage of the Company’s growth.

To maintain its strong focus on governance and benefit from fresh perspectives on the business and marketplace, the StoneCo Board has approved the appointment of two new Directors, Conrado Engel and Pedro Zinner. Both new Directors bring extensive knowledge in financial services and the leadership of large companies in Brazil, which are critical areas to Stone’s next phase of growth. Mr. Engel, who is a former Senior Executive Vice President at Banco Santander Brasil, CEO of HBSC Brazil, CEO of Losango Consumer Finance and has decades of experience leading financial services and credit businesses, will become Vice-Chairman of the Board. Mr. Zinner is currently CEO of Eneva, a leading power-generation company in Brazil, and has more than 25 years of experience in strategy, risk management and finance.

As part of this evolution, Eduardo Cunha Monnerat Solon de Pontes, Ali Mazanderani and Thomas A. Patterson have agreed to retire from the Stone Board after many years of service that began prior to the Company’s IPO. The appointments of Mr. Engel and Mr. Zinner as well as the resignations of Mr. Pontes, Mr. Mazanderani and Mr. Patterson are effective immediately.

“On behalf of the entire Board, I want to thank Edu, Ali and Tom for their work and many contributions over the years to Stone and its predecessor businesses. I also want to thank Edu Pontes for his vision and service on the Board. We look forward to continuing to benefit from his advice as a shareholder,” said André Street, Chairman of the Board.

New Board of Directors Composition

As a result of these refreshment actions, StoneCo Board of Directors will be composed of nine Directors, seven of whom are independent:

•	André Street – Chairman

•	Conrado Engel* – Vice-Chairman

•	Roberto Moses Thompson Motta*

•	Sílvio José Morais*

•	Luciana Aguiar*

•	Pedro Franceschi*

•	Mateus Scherer Schwening

•	Diego Fresco Gutierrez*

•	Pedro Zinner*

* Independent Board Members

About Our New Board of Directors Appointments

Conrado Engel has four decades of experience leading financial services businesses in Brazil, Latin America and Asia Pacific. He has served as head of the Credit Cards Business for Banco Nacional-Unibanco, Chief Executive Officer of Losango Consumer Finance Co., head of HSBC’s Retail Business in Brazil and a member of its executive committee, and head of HSBC’s Retail Business in the Asia-Pacific region and a member of its executive committee. From June 2009 until March 2012, Engel served as Chief Executive Officer of HSBC Brasil. In May 2012, Engel joined Santander, where he served as head of the Retail Business and the Wealth Management & Specialized Businesses, a member of Santander Board of Directors, a member of the Risk and Compliance Committee, as well as Chairman of the Board of Directors of Banco Olé Bonsucesso Consignado S.A. and Chairman of the Advisory Board of Santander Brasil Gestão de Recursos. Mr. Engel holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA.

Pedro Zinner is currently the Chief Executive Officer of Eneva, one of the leading power-generation companies in Brazil. He has more than 25 years of experience in strategy, risk management and finance. Mr. Zinner joined Eneva in 2016 as its Chief Financial Officer and led the company through a financial restructuring and initial public offering. Prior to Eneva, Mr. Zinner was the Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as Group Treasurer and Head of Tax. Mr. Zinner also led the Treasury and Corporate Finance functions for the mining company Vale and served as its Global Head of Corporate Risk Management in Switzerland. Earlier in his career, Mr. Zinner held senior roles in investment banking at Banco Icatu. He also serves on the boards of several non-profit organizations, including American Chamber – RJ; Conselho Empresarial Brasileiro de Desenvolvimento Sustentável (CEBDS), which promotes sustainable development; the Brazilian Exploration & Production Petroleum Institute (IBP-ABEP); and Movimento Brasil Competitivo, which promotes structural reforms in the private and public sectors to foster economic development. Mr. Zinner holds a Master of Business Administration from Chicago Booth Graduate School of Business and a B.A. in Economics from Pontifícia Universidade Católica do RJ (PUC-RJ).

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co